Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS
In addition to historical information, this document may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny Energy, including future financial and operating results; FirstEnergy’s and Allegheny Energy’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite FirstEnergy and Allegheny Energy shareholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-165640) that was filed by FirstEnergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy’s and Allegheny Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither FirstEnergy nor Allegheny Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger, FirstEnergy filed a Registration Statement on Form S-4 (Registration No. 333-165640) with the SEC that includes a preliminary joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a preliminary prospectus of FirstEnergy. FirstEnergy and Allegheny Energy will mail the definitive joint proxy statement/prospectus to their respective shareholders. FirstEnergy and Allegheny Energy urge investors and shareholders to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website (www.firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Allegheny Energy’s website (www.alleghenyenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION
FirstEnergy, Allegheny and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstEnergy and Allegheny Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstEnergy and Allegheny Energy shareholders in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4. You can find information about FirstEnergy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010 and Annual Report on Form 10-K filed with the SEC on February 19, 2010. You can find information about Allegheny Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2010 and Annual Report on Form 10-K filed with the SEC on March 1, 2010. Additional information about FirstEnergy’s executive officers and directors and Allegheny Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from FirstEnergy and Allegheny Energy using the website information above.

Final Transcript
     May 04, 2010 / 05:00PM GMT, FE - Q1 2010 FirstEnergy Earnings Conference Call

Final Transcript
Conference Call Transcript
FE - Q1 2010 FirstEnergy Earnings Conference Call
Event Date/Time: May 04, 2010 / 05:00PM GMT

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Final Transcript
     May 04, 2010 / 05:00PM GMT, FE - Q1 2010 FirstEnergy Earnings Conference Call
CORPORATE PARTICIPANTS
Irene Prezelj
FirstEnergy — Director IR
Mark Clark
FirstEnergy — EVP, CFO
Tony Alexander
FirstEnergy — President, CEO
Bill Byrd
FirstEnergy — VP Corporate Risks
Ron Seeholzer
FirstEnergy — VP IR
CONFERENCE CALL PARTICIPANTS
Jonathan Arnold
Deutsche Bank — Analyst
Stephen Huang
Carlson Capital — Analyst
Hugh Wynne
Sanford Bernstein — Analyst
Reza Hatefi
Decade Capital — Analyst
Daniele Seitz
Dudack Research — Analyst
Paul Fremont
Jefferies & Company — Analyst
Paul Ridzon
KeyBanc Capital Markets — Analyst
PRESENTATION

Operator
Greetings and welcome to the FirstEnergy Corp first quarter 2010 earnings conference call. At this time all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. (Operator Instructions) It is now my pleasure to introduce your host, Irene Prezelj, Director of Investor Relations of FirstEnergy Corp. Thank you Ms Prezelj, you may begin.

Irene Prezelj - FirstEnergy — Director IR
Thank you Christine. During this conference call we will make various forward-looking statements within the meaning of the Safe Harbor Provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects, and other aspects of the business of FirstEnergy Corp are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. Please read the Safe Harbor statement contained in the consolidated report to the financial community, which was released earlier today, and is also available on our website under the earnings release link. Reconciliations to GAAP for the non-GAAP earnings measures we will be referring to today are also contained in that report as well as on the investor information section on our website at www.firstenergycorp.com/ir.
Participating in today’s call are Tony Alexander, President and Chief Executive Officer, Mark Clark, Executive Vice President, and Chief Financial Officer, Harvey Wagner, Vice President and Controller, Jim Pearson, Vice President and Treasurer, Bill Byrd, Vice President of Corporate Risks, and Ron Seeholzer, Vice President of Investor Relations. I’ll now turn the call over to Mark.

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Final Transcript
     May 04, 2010 / 05:00PM GMT, FE - Q1 2010 FirstEnergy Earnings Conference Call

Mark Clark - FirstEnergy — EVP, CFO
Thanks, Irene, and Good afternoon, everyone. I’ll start today’s call with a review of first quarter results. I’ll then turn the call over to Tony for an update on regulatory and operational activities. As I review our results, it may be helpful for you to refer to the consolidated report to the financial community we issued this morning. Excluding special items, normalized non-GAAP earnings were $0.81 per share compared to $1.02 per share in the first quarter of 2009. Despite the continued impact of the depressed economic activity and generally milder weather across our region. These results are in line with our first quarter expectations. On a GAAP basis, earnings were $0.51 per share compared to $0.39 per share in the first quarter of 2009. As detailed on page 12 of the consolidated report, six special items decreased this year’s GAAP earnings by a total of $0.30 per share. In the first quarter of 2009, the comparable net impact from special items was $0.63 per share.
I will address the first quarter 2010 special items from largest to smallest. The first of these is a charge of $0.11 per share related to power contract mark to market adjustments. In December we announced that we with would be making certain market — certain Ohio legacy purchase power contracts for 2010 and 2011. For the first quarter of 2010, the adjustment is a charge of $0.09 per share. The additional $0.02 per share relates to a contract with Northeast Ohio Public Energy Counsel, or no NOPEC, which was signed after our December analyst meeting. This contract made FES the generation supplier for customers in 123 Northeast Ohio communities. As part of that contract, FES agreed to purchase the existing supply for calendar year 2010, from NOPEC’s former supplier.
The second special item in the quarter is $0.08 per share per regulatory charges. We are recognizing a charge for MISO exit fees associated with the move to PJM, and also some additional costs the Ohio companies have committed to and the electric security plan stipulation, which is currently before the Public Utilities Commission of Ohio. The third item is the result of an income tax change related to the new health care law that is affecting many other US corporations. The law eliminates the deductibility of retiree health care costs to the extent of federal subsidies received by planned sponsors. For us, this results in a one time charge of $0.04 per share.
Fourth is $0.03 per share related to costs associated with the Allegheny Energy merger. These costs will be expensed as incurred and will continue through the closing of the merger. The fifth item is $0.02 per share related to non-core asset sales or impairments, which includes charges related to the impairment of gas drilling participation rights associated with certain previously owned Ohio properties as a divestiture of the Sumpter Plant in Michigan. And the last special item is $0.02 per share impairment associated with nuclear decommissioning trust securities.
Before I move on to the drivers of this year’s operating results I’ll provide an overview of distribution deliveries and generation output. While the overall impact on earnings was flat, total distribution deliveries increased slightly compared to the first quarter of 2009, due to higher demand in the industrial sector. Higher usage by steel and automotive customers drove a 7% increase in industrial distribution sales. The trough in our industrial sales occurred in May of 2009 and through the end of the first quarter sales have continued to trend upward. On the residential and commercial side, deliveries decreased by 3% and 1% respectively, due to mild temperatures. Heating degree days in first quarter were 7% below last year and 3% below normal. With regard to generation, our output was 17.5 million megawatt hours, a reduction of 3% compared to the first quarter of 2009. While nuclear output was up modestly, fossil generation was lower due to scheduled outages and the scheduled tie ins for the Sammis air quality control project.
On page one of the consolidated report we highlight the drivers of first quarter results. I’ll walk through these, starting with the positives. First, the net benefit of cost control measures across our business units was $0.06 per share. This resulted from our continued efforts to reduce labor costs and general company-wide cost control measures. Since early last year, we have achieved O&M savings of more than $370 million. Next, the net impact of changes to Ohio rates was $0.08 per share. This includes $0.05 per share from the Ohio delivery service improvement writer, which went into effect in April of 2009, and $0.03 per share related to the distribution rate increase for Ohio utilities. New rates for Ohio Edison and Toledo Edison were effective on January 23, 2009, while the increase at CEI did not go into effect until May 1 of 2009. Lower expenses for other post employment benefits increased earnings by $0.04 per share, we expect to see a reduced benefit to earnings as we move through the remainder of this year. Our pension cost remain essentially flat over, year-over-year. This is primarily due to a combination of pension contribution and investment returns offset by a reduction in the discount rate. And finally, two tax items increased earnings by a total of $0.02 per share. We had lower general taxes primarily related to lower payroll and Ohio kilowatt hour taxes, and a lower effective tax rate reflecting a decrease in after tax, interest expense in 2010, related to uncertain tax positions.
Now I’ll move next to commodity margin, which reduced earnings by $0.25 per share during the quarter. As I walk through the components of commodity margin it may be helpful for you to refer to the detailed summary of this on page 11 of the consolidated report. That summary provides additional details on megawatt hour volumes that contribute to this earnings driver and hopefully will make the discussion easier to follow. The three positive drivers of commodity margin were higher capacity revenues, lower net congestion and transmission mine loss expenses

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Final Transcript
     May 04, 2010 / 05:00PM GMT, FE - Q1 2010 FirstEnergy Earnings Conference Call
in PJM and finally increased FES generation sales, which reflects a change in the composition of sales since the first quarter of 2009. Specifically, the higher volume of FES competitive sales, along with of with the sale of renewable energy credits, offsets a decrease in polar sales to our Ohio affiliated utilities. The change in sales mix is consistent with our overall retail strategy. Commodity margin was negatively impacted by lower wholesale sales volume, higher capacity expenses for FES, Met-Ed, and Penelec, higher purchase power prices driven by an increase in spot purchases in PJM and increased fuel expenses primarily related to higher prices for nuclear fuel.
There are three additional items that had a negative impact on first quarter earnings. CEI’s reduced transmission cost recovery margin decreased earnings by a total of $0.12 per share as a result of lower revenues and higher transition cost to amortization. Recovery of transition revenues for CEI will end in December of 2010. Net financing costs reduced first quarter earnings by $0.02 per share, as higher expenses related to our financing activity in the second half of 2009 were partially offset by higher capitalized interest related to construction programs at Sammis and Fremont. And finally higher depreciation expenses related to incremental property additions decreased earnings by $0.01 per share. Despite these negatives, and the impact of the soft economy, and the mild weather experienced in our region, we achieved first quarter results in line with our expectation.
With regard to our sales forecast, we are taking a conservative outlook for the remainder of 2010. We are revising downward our distribution sales forecast from 110 million megawatt hours to 106 million megawatt hours and revising our generation output forecast from 80.9 million megawatt hours to 77.1 million megawatt hours. As Tony will discuss in more detail, we are taking steps early in the year to offset the effects of our revised forecast, and as a result of these steps, we are affirming our 2010 non-GAAP guidance of $3.50 to $3.70 per share. As we move through the year, we expect the distribution of earnings to fall into a more normal annual pattern with stronger year-over results in the third and fourth quarter, as compared to the first half. Now I’ll turn it over to Tony.

Tony Alexander - FirstEnergy — President, CEO
Thanks, Mark, and Good afternoon, everyone. I’ll begin with a regulatory update starting with our filing on March 23, at the PECO of a stipulated electric security plan, or ESP. It was filed as a stipulation of a recommendation and represents a diverse interest of the many signatory parties, including the staff of the commission. All public and evidentiary hearings have been completed. The new ESP would again use a competitive bidding process to establish generation supply and pricing for the period between June 1, 2011 through May 31, 2014, for customers who do not choose alternative suppliers. This would be—there would be four separate bidding sessions, one each in July of 2010, October 2010, July 2011, and July 2012 combining different contract lengths and customer load amounts. While the commission has indicated it will take additional time to review the filing, we are proceeding with preparations for the competitive bidding process, as outlined in our filing in anticipation of a decision.
The plan also calls for base distribution rates to remain in place through May 31, 2014 and provides for the utilities to recover necessary investments made in the delivery system. This cost recovery mechanism would begin January 1, 2012 when the existing delivery service improvement writer expires. On the whole, we believe the plan will result in more certain rate levels for customers, and provide for timely recovery of authorized charges, but also promoting energy efficiency and economic development, and providing support for low income customers. As I mentioned, if we receive approval for the ESP in the near term, the first auction would be held in July of this year.
Respecting Pennsylvania, in January and March, the first two auctions were held to procure power supply for Met-Ed and Penelec’s default service requirements beginning January 1, 2011. The auction secured approximately one-half of the Company’s default service requirements for the first five months of that year. The next procurement is planned for March — excuse me, the next procurement is planned for May 24, and the fourth auction will be in October. The five month generation price for customers will be determined by blending the results of these first four auctions. The May and October auctions will also include deliveries for future periods. First Energy Solutions participated in the January and March auctions and also plans to bid in future procurements.
In February, Penn Power filed for approval of its default service program, which details how the Company will secure power for delivery to customers from June 1, 2011 through May 31, 2013. This will be Penn Power’s third default service program. Under the plan, the Company will purchase electricity in 50 megawatt traunches for residential and commercial customers beginning in January 2011, and continuing through May 2013. The traunches will be purchased for various lengths of time with generation prices calculated based on a blended average by customer class. In addition, 5% of the electricity for residential customers will be purchased on the spot market. Industrial customers who choose not to shop would receive an hourly priced service based upon PJM realtime energy markets, in addition to a fixed component for other charges such as for capacity and ancillary services. We expect the Pennsylvania PUC to rule on the plan by November.

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Final Transcript
     May 04, 2010 / 05:00PM GMT, FE - Q1 2010 FirstEnergy Earnings Conference Call
We are also moving forward with the transition of our ATSI Transmission assets into PJM. As we’ve mentioned, the integration into PJM is expected to be complete on June 1, 2011, to coincide with delivery of power under the next competitive generation procurement process for FirstEnergy’s Ohio utility companies and Penn Power. We took another step towards integration in March with the successful completion by the Ohio utilities, of two fixed resource requirement integration auctions to secure capacity for the period June 1, 2011 through May 31, 2013. The results reflect the market value of capacity resources in the ATSI footprint starting June 1 of 2011. FES sold approximately 9,400 megawatts of capacity in the 2011, 2012 auction at a clearing price of about $109 per megawatt day and sold about 9,200 megawatts in the 2012, 2013 auction at just over $20 per megawatt day. This week FES will participate in PJM’s annual base residual capacity auction for the period 2013 and 2014 planning year.
Moving now to a merger update. As you know, we filed our S-4 registration statement with the SEC in late March. We are working to finalize our applications for federal regulatory approval in addition to state filings for Pennsylvania, Maryland, and West Virginia, and expect to make the filings this month. We plan to file with Virginia State Corporation Commission later in the second quarter, after a decision has been reached regarding the pending sale of Allegheny’s distribution operations in that state.
Also last month, FirstEnergy and Allegheny Energy merger integration teams kicked off their work to determine how best to combine the Company’s operations, following completion of the merger. Teams are focused on insuring a smooth transition and identifying best practices going forward. We are pleased with our progress so far, and believe we are on target to complete the merger during the first has—half of 2011. We believe there are important long term strategic advantages to this merger, including the enhanced environmental performance of our combined generating facilities and the potential for earnings growth, a more competitive cost structure, and reduced risk. I firmly believe this transaction makes sense for our shareholders, customers, and employees.
With respect to Davis-Besse, as you know from our news release yesterday, additional testing on the control raw drive mechanism nozzles was completed over the weekend. In total we have identified 24 of 69 nozzles that require modification. The work on these—the work on ten of these nozzles is nearing completion, while modifications to the remaining 14 are now underway. We expect this work to take several weeks. We will then test the modifications and complete refueling work. The plan is expected to be ready for restart in July.
On the sales side of our business, our retail program remains solidly on track. FirstEnergy Solutions has achieved, so far, 98% of its planned sales for 2010, and 51% for 2011. We expect 2011 will be filled as future auctions are completed in Pennsylvania and Ohio.
While we met our first quarter earnings target, 2010 is shaping up to be another challenging year. Although we are pleased to see industrial demand increasing, we are not yet seeing the full effects of a robust economic recovery. I have challenged our executive team to continue finding ways to aggressively address the challenges facing the Company this year, including the extended Davis-Besse outage, lower planned generation output for the year, and weaker distribution sales. As a part of that effort, we will more aggressively restrict hiring and continue to replace external contracts with our own employees where appropriate. Additionally we will continue to—re—to realign our capital structure with our financial strategy. Which includes completing some fixed to variable interest rate swaps. As in the past, we intend to continue to seek ways to improve our performance, and control our costs, as we work through and address the continued impact of this sluggish economy and other challenges on our Company. We remain committed, however, to successfully executing our strategy and meeting shareholders expectations. Now we will be happy to take your questions.
QUESTION AND ANSWER

Operator
Thank you. We will now be conducting a question-and-answer session. (Operator Instructions) One moment please while we poll for questions. Our first question comes from the line of Jonathan Arnold of Deutsche Bank. Please proceed with your question.

Jonathan Arnold - Deutsche Bank — Analyst
Good morning.

Mark Clark - FirstEnergy — EVP, CFO
Morning.

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Final Transcript
     May 04, 2010 / 05:00PM GMT, FE - Q1 2010 FirstEnergy Earnings Conference Call

Tony Alexander - FirstEnergy — President, CEO
Good afternoon.

Jonathan Arnold - Deutsche Bank — Analyst
Sorry, yes. Excuse me, it has been one of those days. If I can just ask on the reduction in the generation forecast, and to what extent is that just the first quarter, and an assumption that the rest of the year continues to pan out more or less as you originally planned or what assumptions have you made on the rest of year? How are they different?

Mark Clark - FirstEnergy — EVP, CFO
Jonathan, this is Mark. I think we are just trying to be a little conservative. It is not — we are just subtracting out the first quarter from the total forecast. We are seeing some very positive signs in the industrial side, as Tony alluded to. Auto global production is up 50%, 65% in the US. We are seeing that at General Motors adding a third shift in Lordstown, Defiance is adding, Parma Metal Center is adding, Toledo Power Train is adding, the steel is starting to add a second shift. We are seeing it across the board. However, we are just trying to be conservative as we work through the year. One really strong month of March does not make the next eight or nine. So just be a little more conservative.

Jonathan Arnold - Deutsche Bank — Analyst
How much of the — I guess it is about a four terawatt hour reduction, how much of that is Davis- Besse versus forecast?

Mark Clark - FirstEnergy — EVP, CFO
Off the top of my head I don’t know, but we can get that and post it.

Jonathan Arnold - Deutsche Bank — Analyst
Okay and can I just ask one follow up to that, can you give us any further color on sort of which of the buckets of sales have been most effected by being more conservative around the forecast, is it mainly in wholesale or is it in one of the franchise pieces?

Mark Clark - FirstEnergy — EVP, CFO
Wholesale.

Jonathan Arnold - Deutsche Bank — Analyst
Okay. And other than that, any possible of an update on Signal Peak, where you are on target et cetera?

Tony Alexander - FirstEnergy — President, CEO
Signal Peak has slowed down a little bit. They have had some start up issues. They were very successful in development of the mine, but their start up is a little behind. They run it around, I think it is 500,000 tons a month. The full run rate we hope will be around a million. So, they are a little behind where we thought they would be, but not terribly disappointed at where they are.

Jonathan Arnold - Deutsche Bank — Analyst
Do you still anticipate getting to that higher number in calendar 2010, or what is the outlook in terms of closing the gap?

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Final Transcript
     May 04, 2010 / 05:00PM GMT, FE - Q1 2010 FirstEnergy Earnings Conference Call

Tony Alexander - FirstEnergy — President, CEO
Yes, we just met with the CEO of Signal Peak on Saturday, or Friday, I don’t remember which anymore, and he felt fairly confident they would get back up to where they had forecast by the end of the year.

Jonathan Arnold - Deutsche Bank — Analyst
Can you be a little specific as to what is causing it to be slower than hoped?

Tony Alexander - FirstEnergy — President, CEO
One, they had a well problem on the second well. Second, they’ve had some, some issues with the operators themselves, this is new for them.

Jonathan Arnold - Deutsche Bank — Analyst
This is a big system, despite their training, it is taking them a little time to ramp up where they want to be.

Tony Alexander - FirstEnergy — President, CEO
Okay. Thanks very much.

Operator
Our next question comes from the line of [Stephen Huang] of Carlson Capital. Please proceed with your question.

Stephen Huang - Carlson Capital — Analyst
Good afternoon.

Tony Alexander - FirstEnergy — President, CEO
How are you doing?

Stephen Huang - Carlson Capital — Analyst
Good. Just a quick question, you said that part of the benefit of the challenging year is that you are going to try and benefit from switching from fixed to variable. How much is that embedded in your numbers now to do financial restructuring?

Mark Clark - FirstEnergy — EVP, CFO
I think it was embedded originally because at the end of the year we had some variable going to fixed. We also had some higher cash position from cash that we were are going to pay down some short term debt. So we are going to stay within our guidelines and stay within our policy as we move through the year.

Stephen Huang - Carlson Capital — Analyst

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Final Transcript
     May 04, 2010 / 05:00PM GMT, FE - Q1 2010 FirstEnergy Earnings Conference Call
And then on the — on the retail sales side, I know you before had put out 97.9 total sales including retail plus wholesale. How are you thinking about that target number in terms of — I know you talked about distributions coming down a little bit. Generation output down, but how about the overall retail sales as part of your guidance?

Bill Byrd - FirstEnergy — VP Corporate Risks
This is Bill Byrd, the overall retail is pretty much in line with original expectations. The total sales that you mentioned of 97 I believe, will go down reflecting lower wholesale sales as we go through the year, but the retail portion of our total sales is pretty much in line with expectations.

Stephen Huang - Carlson Capital — Analyst
Okay. And then are you actually doing better on the aggregation and direct sales versus polar, or is there any change to that mix?

Bill Byrd - FirstEnergy — VP Corporate Risks
Not appreciably different. There’s always differences from forecasts, and if anything I think maybe our non-Ohio sales are running a little bit above our original expectations, offsetting the lower consumptions that we are seeing in Ohio due to weather and the economy.

Stephen Huang - Carlson Capital — Analyst
The last question I have is how much does the renewable credit sales, the benefit for you in the quarter, how much do you anticipate for the year? Or is it small.

Mark Clark - FirstEnergy — EVP, CFO
I think it is relatively around $40 million, something like that, $50 million. But it is consistent with what we do every year. We have credit, we sell credits or we use them ourselves.

Stephen Huang - Carlson Capital — Analyst
Right. Thank you, guys.

Operator
Our next question comes from the line of Hugh Wynne Stanford Bernstein. Please proceed with your question.

Hugh Wynne - Sanford Bernstein — Analyst
Morning. I just wanted to explore a little bit, your break down of the commodity margin change, on page three of your release. I notice that the increase in volume of your competitive retail sales contributed $1.23 to earnings versus a $0.79 erosion in earnings as a result of the loss in volume of polar sales. The implication seems to be, as you mentioned, that you are generating a significantly higher margin on the competitive retail sales. I was just wondering if you could expand on that a little bit because I tend to think of your competitive retail sales as being offered at a discount to the auction price. But here you are generating a higher margin apparently.

Bill Byrd - FirstEnergy — VP Corporate Risks
I think the confusion may come just from the year-over-year comparison period, remember the first quarter of 2009 was a somewhat unique situation, and we didn’t have the ESP totally approved. There was no retail shopping in Ohio, and the utilities were procuring their power through

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Final Transcript
     May 04, 2010 / 05:00PM GMT, FE - Q1 2010 FirstEnergy Earnings Conference Call
and RFP process that was in effect for the first three months of 2009. So I think the anomaly comes from the comparison year and the base period last year.

Hugh Wynne - Sanford Bernstein — Analyst
Okay. I also noticed that you have an increase in your fuel cost and your purchase power cost. Yet — and you attribute this to higher nuclear and coal delivery costs, yet it appears that your nuclear generation must be down a bit due to the Davis-Besse and Sammis down a bit due to the high end of the air quality controls, and that was reflected in the higher purchase power costs. I am a little confused about the increase in purchase power cost and also and increase in the fuel costs.

Bill Byrd - FirstEnergy — VP Corporate Risks
Our nuclear fuel expense was actually higher as was our nuclear generation output during the first quarter. The Davis-Besse outage for the first quarter was just a scheduled refueling outage. The unexpected outage didn’t occur until — in April after the quarter. So, nuclear generation was actually higher resulting in the higher fuel expense, as well as the nuclear rate is higher reflecting the legacy fuel contracts being — taking out of quarter or being rolled over to market.
On the purchase power expense the increase was really attributable to what I call balancing energy purchases in the PJM market. As solutions assumed 100% of the Met-Ed, Penelec polar requirement for this year, they had a higher balancing energy for that higher load obligation, as well as the retail activity in the PJM market results in higher balancing purchases for the retail load.

Hugh Wynne - Sanford Bernstein — Analyst
Okay. And then the last question, regarding your outlook for sales, you’re still expecting a 77.1 million megawatt hour sales for the year despite a first quarter that is flat. It seems to me that to get there you need to have sort of 20% to 25% increases in your volume of sales over the remaining quarters or am I missing something?

Tony Alexander - FirstEnergy — President, CEO
No, I don’t think so. That would be a pretty big jump off of that 25% of what the original 80 would have been somewhere around 20. So, no, I think we are being conservative if anything.

Hugh Wynne - Sanford Bernstein — Analyst
You believe you can do that?

Tony Alexander - FirstEnergy — President, CEO
Yes.

Hugh Wynne - Sanford Bernstein — Analyst
Okay. All right. Thank you very much.

Mark Clark - FirstEnergy — EVP, CFO
You also have to remember it is not even. You have the summer loads coming in, which are fairly significantly different, and higher than the other periods. So the waiting is going to be on June, July, August and into September.

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Final Transcript
     May 04, 2010 / 05:00PM GMT, FE - Q1 2010 FirstEnergy Earnings Conference Call

Hugh Wynne - Sanford Bernstein — Analyst
Yes but you need another 61 million megawatt hours of sales right to make your target, and I am estimating that, based on your disclosures in the first quarter, that you had something like 48 million megawatt hours in the last three quarters of last year. It’s that difference that strikes me as the very large 25% difference.

Tony Alexander - FirstEnergy — President, CEO
Part of the challenge too, Hugh, is getting back to normal weather that we didn’t see in the second half of last year.

Hugh Wynne - Sanford Bernstein — Analyst
Yes.

Tony Alexander - FirstEnergy — President, CEO
And you got to remember, last year —

Mark Clark - FirstEnergy — EVP, CFO
June 1 auction.

Tony Alexander - FirstEnergy — President, CEO
Mostly as you went through the year, industrial sales were not improving. So we are anticipating — we have seen improvements in industrial sales now, every month, not as strong as we would like, but continuing to improve, so you will see improvement year over year if that trend continues, as well as we are certainly hopeful that the summer is a true summer this year, as compared to what we experienced last year.

Hugh Wynne - Sanford Bernstein — Analyst
Thanks a lot.

Operator
(Operator Instructions) Our next question comes from the line of Reza Hatefi of Decade Capital. Please proceed with your question.

Reza Hatefi - Decade Capital — Analyst
Thank you. Tony, can you talk a little bit more about the merger and when you announced it, commodities were much, much higher than they are now, and, obviously, back in February or January, the accretion was much more attractive and now looking at least in the near to medium term it looks like it might be massively dilutive until you get into the — five or six years from now. Can you talk about the your thoughts? Was this unexpected, this drop in commodity, and just give a little more color on your thoughts on the merger at this point?

Tony Alexander - FirstEnergy — President, CEO
I am perfectly comfortable with the merger and where it is at. I think it has a great opportunity for this Company, it repositions us and puts us in a much better position going forward, and the fact that we continue to be in a very sluggish recession type economy, for a decision that’s going to place FirstEnergy in a totally different opportunity position going forward, I don’t think that’s a fair, or even any sort of valid analysis in terms of what we are looking at. This is a long term play. This isn’t for next week.

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Final Transcript
     May 04, 2010 / 05:00PM GMT, FE - Q1 2010 FirstEnergy Earnings Conference Call

Reza Hatefi - Decade Capital — Analyst
And Mark, back at the analyst day, you were mentioning that later in 2010 you would talk about dividend policy, are you — do you have any new color on that or should we just wait until the end of the year?

Tony Alexander - FirstEnergy — President, CEO
We also alluded that in the context of I am sure the Board will take it up when we get to a more normal economy.

Reza Hatefi - Decade Capital — Analyst
Just lastly, a couple of the previous questions revolved around the lower generation and sales volumes, can you run through, again, some of the offsets to that in terms of some of the positive offsets to lower volumes that are part of your guidance?

Mark Clark - FirstEnergy — EVP, CFO
You mean lower costs or lower volumes as —

Reza Hatefi - Decade Capital — Analyst
In your original 2010 guidance, you had the higher generation volumes and higher distribution volumes, those come down. I just wanted some more color on what some of the positive offsets were to that, so you were able to maintain guidance.

Tony Alexander - FirstEnergy — President, CEO
First, we are taking off at the high end of our cost curve or our production curve, so that would be the lowest margin generation we would be producing. Second, we have severely restricted hiring, we have assumed some incremental staffing as we work through out 2010. Those have all been put on hold. We continue to look for opportunities not to use contractors restricting travel, watching every expense. We had lists of other O&M kinds of items from last year and we are just working our way down through that list. We, I think, have proven that we can continue to cut costs as we have additionally done in the first quarter and we would expect to do that as we move through the year. I am not suggesting in any way that it is easy, but we believe it is achievable.

Reza Hatefi - Decade Capital — Analyst
Thank you.

Operator
Our next question comes from Daniele Seitz of Dudack Research. Please proceed with your question.

Daniele Seitz - Dudack Research — Analyst
Thank you. Yes, just as continuing on the expense side, when do you visualize expenses sort of leveling off since they were down so much in the first quarter?

Tony Alexander - FirstEnergy — President, CEO
I don’t know what normal expenses would be anymore because we are in such an abnormal economy.

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Final Transcript
     May 04, 2010 / 05:00PM GMT, FE - Q1 2010 FirstEnergy Earnings Conference Call

Reza Hatefi - Decade Capital — Analyst
Yes.

Tony Alexander - FirstEnergy — President, CEO
As we continue to move through the year, we will continue to look for opportunities to reduce expenses. As we find them we will take advantage of them. I don’t know what normal is anymore.

Daniele Seitz - Dudack Research — Analyst
I understand, I just was thinking that the amount of decrease would probably taper off toward the end of the year, is that what you visualize as well?

Tony Alexander - FirstEnergy — President, CEO
I think that you are correct, that at some point, we cannot continue to reduce the level of expenses without having some negative offset on the other part. But, we have roughly $1.2 billion of direct O&M expenses that are business units through the balance of the year. That’s a pretty good place to start. Any kind of reasonable percentage of that comes up with a big number, but you are correct that at some point you get diminishing returns. We don’t think we’ve hit that point yet.

Daniele Seitz - Dudack Research — Analyst
Okay. So, not before year end, definitely?

Tony Alexander - FirstEnergy — President, CEO
Correct.

Daniele Seitz - Dudack Research — Analyst
Thank you.

Operator
Our next question comes from the line of Paul Fremont of Jefferies and Company. Please proceed with your question.

Paul Fremont - Jefferies & Company — Analyst
Thank you. If I look at the presentation back in December, you were projecting, I think, a $0.06 hurt from benefits and other expense, and I guess the OPAB was a positive $0.04 in the quarter. You mentioned in your narrative, that in future quarters that that benefit would decrease, but should we just revise all together the $0.06 hit that you have back on slide, I guess it was slide 74 of your analyst day meeting.

Mark Clark - FirstEnergy — EVP, CFO
I don’t have that slide in front of me, but we do expect it to continue to decline as we go through the year. It might be slightly higher that the $0.06 that you are alluding to.

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Final Transcript
     May 04, 2010 / 05:00PM GMT, FE - Q1 2010 FirstEnergy Earnings Conference Call

Reza Hatefi - Decade Capital — Analyst
The $0.06 is a negative and you actually had a $0.04 positive in the first quarter. $0.06 is negative for the year is what you were projecting.

Mark Clark - FirstEnergy — EVP, CFO
Okay. Well, we have made pension contributions, increased the earnings of the funds, lowered the discount rate, factor all of that in and it is positive.

Tony Alexander - FirstEnergy — President, CEO
I think Paul your question is it was negative $0.06 back when we did it December 3, but it will gradually decline on a year over year comparison, but it’s going to be closer to a $0.10 positive as we get throughout the year this year, based on, I think the biggest driving factor was the [pine] modifications we made.

Ron Seeholzer - FirstEnergy — VP IR
It is primarily from the OPAB’s Paul. I think pension on a year-over-year basis will not drive the majority of the benefit, because when we remeasured the plan back at the end of August last year, we did take our discount rate down to 6%, and that kind of offset the $500 million. But what we did on the OPAB side is we — we amended that plan, where we only provided three years of medical coverage, we didn’t take clear up to Medicare eligibility.

Paul Fremont - Jefferies & Company — Analyst
So if I understand you correctly, if we were looking — if we were redoing that waterfall chart today, that should read $0.10 positive instead of a $0.06 hit, right.

Ron Seeholzer - FirstEnergy — VP IR
You can just walk it down, take any pattern you want to but $0.04, $0.03, $0.02, $0.01, but it will fade out as we get throughout the year.

Paul Fremont - Jefferies & Company — Analyst
The other question I have is, has the Company yet done a root cause analysis and submitted an action plan to the Nuclear Regulatory Commission on Davis-Besse or is that still something that has to happen?

Tony Alexander - FirstEnergy — President, CEO
Well, the root — the root plant — the root cause analysis is underway, and I believe that there will be some review with the NRC before restart of the modifications that we have made.

Paul Fremont - Jefferies & Company — Analyst
Okay. That’s it. Thank you very much.

Ron Seeholzer - FirstEnergy — VP IR
Christine, I believe we have time for one more question.

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Final Transcript
     May 04, 2010 / 05:00PM GMT, FE - Q1 2010 FirstEnergy Earnings Conference Call

Operator
Okay. Our next question comes from the line of Paul Ridzon of Keybanc Capital Markets. Please proceed with your question.

Paul Ridzon - KeyBanc Capital Markets — Analyst
Paul Fremont touched on it, but your level of confidence in the July date given that it sounds like the NRC hasn’t really signed off on a whole lot yet?

Tony Alexander - FirstEnergy — President, CEO
Again, right now we believe that the modifications meet all of the industry and are based on industry standard practices. We expect to be able to show to the NRC that we are prepared to operate the plant. Right now I feel — assuming we can get the work done, the July date is when we expect to restart.

Operator
There are no further questions in the queue at this time. I would now like to turn the floor back over to Mr Alexander for closing comments.

Tony Alexander - FirstEnergy — President, CEO
Thank you everyone for joining us today on this call. As always, we appreciate your continued support and interest in FirstEnergy. Have a nice afternoon.

Operator
Ladies and gentlemen, this does conclude today’s teleconference, you may disconnect your lines at this time. Thank you for your participation.

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